[DORAL FINANCIAL CORPORATION LETTERHEAD]
May 25, 2007
VIA FAX (202) 772-9210
AND EDGAR SYSTEM
Mr. John P. Nolan
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20459-7010

RE:	Doral Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2006 Filed April 30, 2007 File No. 000-31579
Dear Mr. Nolan:
We hereby acknowledge the receipt of your letter dated May 11, 2007 (the “Comment Letter”). Management has carefully reviewed the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the referenced report filed by Doral Financial Corporation (the “Company”). We hereby respond to each item included in the Comment Letter, following the same order and reference number as in your letter.
Report of Independent Registered Public Accounting Firm, page F-1
1.	We note the opinion regarding the consolidated financial statements refers to the financial statements listed in the index under Item 15(a)(1). Please tell us the authoritative auditing guidance that supports this audit report presentation which incorporates by reference the disclosure in Item 15(a)(1) of the Form 10-K. Consider in your response the following:
•	Rule 2-02(a) of Regulation S-X requires the audit report to identify without detailed enumeration the financial statements covered by the report.

United States Securities and Exchange Commission
May 25, 2007

•	Paragraph 8 of AICPA AU 508 requires the introductory paragraph of the audit report identify the financial statements that were audited.
Response:
Each of Rule 2-02(a) of Regulation S-X and paragraph 8 of AU 508 of the Public Company Accounting Oversight Board’s interim rules require the report of the independent registered public accounting firm to identify the financial statements that are the subject of the audit report. We understand the purpose of this requirement is to enable investors and other users of the audited financial statements to clearly determine what information in the filing is covered by the auditor’s report.
The report of PricewaterhouseCoopers LLP included in our Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) identifies the financial statements covered by the audit report by referring to “...the index appearing under Item 15(a)(1)...” That index identifies each of the individual financial statements covered by the audit report by name (e.g., the consolidated statements of financial condition as of December 31, 2006 and 2005). We believe this presentation provides investors and others with a clear understanding of which portions of the 2006 Form 10-K are the subject of the audit report (i.e., the financial statements listed in the index appearing under Item 15(a)(1)).
We have discussed the Staff’s comment and our response with our external auditors, PricewaterhouseCoopers LLP, who concurred with our response.
Note 9, Securities in an Unrealized Loss Position, page F-35
2.	We refer to the gross unrealized loss positions for twelve months or more of $90.6 million related to available-for-sale securities totaling $2.364 billion as of December 31, 2006. Please tell us and provide persuasive evidence to support the statement that you have the ability and intent to hold these securities until maturity or until the unrealized losses are recovered. Specifically address in your response the following matters and disclosures in the Form 10-K that indicate the Company might not have the ability to hold the available-for-sale securities until maturity:
•	The Company appears to have historically recorded sales of available-for-sale securities prior to maturity or recovery of their unrealized losses. We note that proceeds from securities available-for-sale totaled $1.4 billion in 2006; $4.6 million in 2005 and $10 billion in 2004. The gross losses recorded on these sales totaled $28.4 million in 2006; $54.2 million in 2005 and $49.8 million in 2004. Refer to Note 7, Securities Available for Sale, on page F-31.

United States Securities and Exchange Commission
May 25, 2007

•	The “Net (Loss) Gain on Sale of Investment Securities” section of Management’s Discussion on page 69 states the Company’s decision to sell available-for-sale securities was to decrease interest rate risk, increasing liquidity and strengthening its capital ratios. Please tell us the details of any and all written and oral understandings with your regulatory authorities and agents which might affect your intent and ability to hold available-for-sale securities in an unrealized loss position until their market recovery.

•	The “Investment and Trading Activities” section on page 87 states that the unrealized losses in AOCI relate to increases in interest rate and you have adequate liquidity to continue to hold these securities. Explain to us how your periodic evaluation of impairment considered the requirement in FSP No. 115-1 and 124-1 (as amended) regarding the Company’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery on market value.

•	Tell us and discuss in this section in future filings ay significant risk characteristics of the securities sold which are not present in the remaining available-for-sale portfolio that support your conclusion that they are not other-than-temporarily impaired.
Response:
The Company’s sales of available-for-sale securities have historically been the result of management’s asset-liability risk management strategy. The Company’s interest rate risk management strategy takes into account, among other things, the interest rate sensitivity of its securities portfolio and the interest rate risk that the Company believes it is prudent to maintain at any given point in time. The sales of available-for-sale securities referred to in the Comment Letter were not motivated by the Company’s inability to hold the securities until market recovery. The decision to sell a portion of the available-for-sale securities portfolio was mainly the result of changes in interest rates.
The Company’s available-for-sale securities portfolio is principally held at Doral Bank Puerto Rico (“Doral Bank”), the Company’s principal banking subsidiary. Of the $2.4 billion of available-for-sale securities reflected on the Company’s consolidated balance sheet as of December 31, 2006, $2.3 billion, or 96% were held at Doral Bank and its wholly owned subsidiary Doral International, Inc. As of December 31, 2006, unrealized consolidated losses from the available-for-sale portfolio amounted to $90.9 million, of which $90.3 million, or 99%, were recorded on Doral Bank’s consolidated balance sheet. Doral Bank is not subject to the same liquidity issues affecting the holding company. As of December 31, 2006, Doral Bank was considered “well capitalized,” with a leverage ratio of 6.8%. Doral Bank also has ample sources of liquidity as evidenced by the fact that it had more than $700 million in cash and money market instruments as of December 31, 2006.

United States Securities and Exchange Commission
May 25, 2007

As noted above, the Company’s sales of available-for-sale securities have historically been the result of management’s asset-liability risk management strategy and have not been mandated by regulators. On March 17, 2006, the Company and Doral Bank, entered into consent orders with the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (“FDIC”) and the Office of the Commissioner of Financial Institutions of Puerto Rico. Copies of the consent orders were filed as exhibits to the Company’s Current Report on Form 8-K filed with the Commission on March 17, 2006.
The consent orders do not require the Company to dispose of any securities. Pursuant to the requirements of the consent orders, the Company submitted a capital plan to the Federal Reserve, pursuant to which the Company and Doral Bank agreed to maintain minimum leverage ratios of 5.5% and 6.0%, respectively. The Company also filed a liquidity plan with the Federal Reserve that provided for the Company to maintain at least $100 million in liquidity at the holding company level. Since most of the available-for-sale securities are held at Doral Bank and Doral Bank is currently prohibited under the consent orders from paying dividends to the holding company, without prior regulatory consent, the available-for-sale securities do not represent a source of liquidity for the holding company.
As of December 31, 2006, Doral Bank was considered “well capitalized” with a total capital ratio of 21.1%, a Tier 1 capital ratio of 19.8% and a leverage ratio of 6.8%. As a result of the losses experienced in 2006, the Company’s consolidated leverage ratio fell below the well-capitalized standard, but was still in compliance with the regulatory requirements for “adequately capitalized” bank holding companies.
As reflected above, the Company’s financial difficulties are essentially a liquidity issue at the holding company level. The liquidity issue is due to the fact that $625 million in floating rate senior notes issued at the holding company level mature on July 20, 2007 (the “Senior Notes”), while most of the Company’s liquidity is located at the subsidiary bank level and subject to regulatory constraints on the transfer of such liquidity to the holding company. Because of these regulatory constraints, the sale of available-for-sale securities would not address the holding company’s liquidity issues. On May 16, 2007, the Company entered into a definitive Stock Purchase Agreement that provides for the sale of $610 million in newly-issued shares of Company common stock that, together with certain other sources of liquidity, is expected to provide the Company with the necessary liquidity to repay the Senior Notes.
In assessing whether the Company has the intent and ability to hold securities until market recovery, the Company evaluates its investment securities for impairment at least quarterly or earlier if other factors indicative of potential impairment exist. An impairment charge is recognized in the consolidated statements of income when the

United States Securities and Exchange Commission
May 25, 2007

decline in the fair value of the securities below their cost basis is judged to be other than temporary. The Company evaluates for other than temporary impairment in accordance with FASB Staff Position FAS115-1/124-1: “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which requires that the Company consider various factors in determining whether it should recognize an impairment charge, including, but not limited to, the length of time and extent to which the fair value has been below cost basis, the expectations for the security’s performance, the creditworthiness of the issuer, and the Company’s intent and ability to hold the security until recovery. As noted above, because substantially all of the Company’s available-for-sale securities are highly rated fixed-income securities, substantially all the unrealized losses in the Company’s investment securities are related to increases in interest rates, which reduce the value of fixed rate securities. They are not related to concerns regarding the creditworthiness of the securities, which, if present, would indicate that impairment of the unrealized losses is other than temporary with respect to these securities.
There are no material differences in the risk characteristics of the securities previously sold and those remaining in the available-for-sale portfolio. As reflected in Note 7 to the Company’s audited financial statements included in the 2006 Form 10-K, the Company’s available-for-sale portfolio consists primarily of highly rated GNMA, FHLMC and FNMA mortgage-backed securities and U.S. Treasury and agency debt obligations. The securities sold were selected based on their interest rates and prevailing market prices, with those trading at or closest to par selected for sale.
3.	Please explain to us the authoritative accounting basis you have relied on to determine that the securities described in Note 7, Securities Available for Sale, on page F-31, qualified as available-for-sale during the three-year period ended December 31, 2006 and should not have been classified as trading securities under SFAS 115 and carried at fair value with fair value change included in earnings. Consider your response the following:
•	The significant active short-term trading of your available-for-sale securities during the three-year period ended December 31, 2006. We note that proceeds from yearly sales of available — for-sale securities as a percentage of the market value of the ending portfolio for calendar years 2006, 2005 and 2004 were 56%, 100% and 202%, respectively.

•	The significant short-term turnover of your available-for-sale securities during the three-year period ended December 31, 2006 suggests that these securities meet the criteria in paragraph 12.b and paragraph 80 of SFAS 115 for classifying the securities sold as trading securities.

United States Securities and Exchange Commission
May 25, 2007

Response:
In reaching a decision on the classification of its investment securities, the Company relied on the provisions of SFAS No. 115, which specifies the accounting and reporting requirements for those securities classified as held-to-maturity, available-for-sale, or trading. Specifically, SFAS No. 115 indicates on its paragraph 12.b that investment securities available-for-sale are those not classified as either trading or held to maturity. On paragraph 80 of the background information of SFAS No. 115, the Board concluded that investments that are bought and held principally for the purpose of selling them in the near term should be classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities generally are used with the objective of generating profits on short-term differences in price. FASB Q&A 115, question 34, clarifies that if a security is acquired with the intent of selling it within hours or days, the security must be classified as trading.
The Company’s sales of available-for-sale securities have been primarily the result of management’s asset-liability risk management strategy, rather than of decisions to generate profits based on short-term changes in prices. Sales of available-for-sale securities have generally coincided with changes in interest rates and the Company’s evaluation of how much interest rate risk it is willing to assume. The Company’s securities portfolio grew during the period from 2001 to 2004, as the yield curve steepened. As the yield curve began to flatten during the second half of 2004, the portfolio was rebalanced in anticipation of higher rates. In 2005, as short-term rates rose in comparison to long-term rates, the Company’s securities portfolio was reduced. As shown below, the activity on the Company’s available-for-sale portfolio was primarily driven by changes in interest rates.

$MM	2000	2001	2002	2003	2004	2005
Held for Trading	$1,009	$884	$997	$494	$489	$389
Available for Sale	182	928	862	2,850	4,982	4,631
Held to Maturity	1,558	866	961	1,641	2,302	2,100
Total Securities	$2,749	$1,794	$2,820	$4,985	$7,773	$7,120
% of Assets	44%	24%	30%	42%	44%	41%

United States Securities and Exchange Commission
May 25, 2007

The increased volume of sales in 2004 reflected not only the anticipation of a flattening in the yield curve but also sales of to-be-announced securities that were used to economically hedge certain commitments to purchase loans and/or mortgage-backed securities from a third party.
The Company does not believe the sale of securities in connection with interest rate risk management is inconsistent with the classification of securities as available-for-sale. Specifically, while the Company has made a decision to reduce its interest rate risk by deleveraging its balance sheet, as well as paying off liabilities with certain elements of optionality, it has sold investment securities when deemed appropriate for interest rate risk management purposes based on changes or anticipated changes in market conditions. For example, the Company sold $1.7 billion in securities in the fourth quarter of 2006 when bond prices reached their highest level for the year, at a loss of approximately $22.7 million, or 1.34% of their carrying value. The Company also took advantage of a favorable shift in interest rates to sell $1.2 billion in securities during the fourth quarter of 2005 at a loss of $45.3 million, or approximately 3.78% of their carrying value.
The Company will continue to monitor market conditions and the possible sale of securities as part of its asset liability risk management procedures. Under current conditions and those existing at the time of the financial statements included in the 2006 Form 10-K, management has the intent and ability to retain the available-for-sale securities until market recovery. As noted above, the Company has entered into a definitive Stock Purchase Agreement that, if consummated, would result in a change of control of the Company and a substantially different capital structure at the holding company. It is anticipated that, following the consummation of this transaction, the Company will reevaluate its interest rate risk management strategy in light of the new shareholder’s tolerance for interest rate risk and the Company’s increased capital position.

United States Securities and Exchange Commission
May 25, 2007

Note 23, Income Taxes, page F-49
4.	We refer to the third full paragraph on page F-50 that summarizes the positive and negative evidence you have considered in your SFAS 109 assessment regarding the realizability of the deferred tax assets totaling $262 million. You stated that, as part of your assessment, you have considered the following evidence:
•	the projected earnings attributable to the core business through the projection period; and

•	the exclusion of the effects if the proposed private equity transaction to pay the Senior Notes.
Please tell us and discuss in future filing how you have considered in your assessment the effects of $1.4 billion of brokered deposits that mature in 2007 on your ability to:
•	generate sufficient incremental spreads and margins (resulting in taxable income) on the refinancing of these sources of funds by either renewing these deposits at market rates and/or paying a market rate for alternative sources of funding given the Bank’s recent financial operational difficulties over the last few years; and

•	provide adequate cash flows sufficient to pay the Senior Notes that mature in 2007.
Refer to Note 17, Deposits, on page F-44 that shows the brokered deposits are 48% of your total deposits as of December 31, 2006.
Response:
Our assessment assumed that the maturing brokered deposits would be replaced with new brokered deposits at then expected current market rates. Doral Bank, where substantially all of the deposits are held, has not confronted any difficulties in replacing maturing brokered deposits with new deposits. As noted above, a distinction should be made between the financial condition of Doral Bank and that of the holding company. While the holding company is facing liquidity issues because of the maturity of the Senior Notes, Doral Bank remains well capitalized and has sufficient liquidity. Moreover, the brokered deposits market is driven primarily by the FDIC insurance for deposits and not by the particular credit rating of the depository institution. For example, Doral Bank was able to obtain approximately $302.2 million in brokered deposits during the four month period ended April 30, 2007, to replace approximately $221.7 million in brokered deposits that matured during this period.
The Company will consider this comment and the need for additional disclosure in future filings.

United States Securities and Exchange Commission
May 25, 2007

In accordance with the provisions of FAS 109 paragraph 25, an enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Due to the uncertainties surrounding the proposed completion of the capital infusion at the time of the filing of the 2006 Form 10-K, the projections used for assessing the deferred tax asset realizability assumed that the Senior Notes would be refinanced with new debt at the expected then current market rates and that consequently the Company would maintain its current leverage. To the extent the capital recapitalization transaction is consummated and the Senior Notes are repaid, the Company would experience a substantial increase in net interest income and overall taxable income as compared to the projections used for the assessment, as a result of having $625 million less in interest-bearing liabilities.
*****
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions on the responses above or need any additional clarification please do not hesitate to contact the undersigned at (787) 474-2480.
Sincerely,
/s/ Marangal I. Domingo
Marangal I. Domingo
Executive Vice President and Chief Financial Officer

c:	Dennis G. Buchert, Audit Committee Chairman Audit Committee Members

Luis F. Calderón PricewaterhouseCoopers LLP.